MAG Silver Corp.
For Immediate Release November 6, 2007

MAG SILVER ANNOUNCES CDN$46.5 MILLION BOUGHT DEAL
PRIVATE PLACEMENT FINANCING

This news release is intended for distribution in Canada only and is not intended for distribution to United States newswire services or dissemination in the United States.

Vancouver, B.C… MAG Silver Corp (TSX:MAG) is pleased to announce that it has entered into an agreement with a syndicate of underwriters led by Orion Securities Inc. Under the agreement, the underwriters will purchase, on a bought deal private placement basis, 3,000,000 common shares (the “Common Shares”) of MAG Silver at a price of Cdn$15.50 per Common Share (the “Issue Price”) for gross proceeds of Cdn$46,500,000 (the “Offering”).

MAG Silver will use the net proceeds from the Offering to fund further exploration of the Peñoles/MAG Juanicipio Joint Venture and other projects within Mexico and for working capital purposes.

The Offering is expected to close on or about November 27, 2007 (the “Closing Date”) and is subject to certain conditions including the receipt of all necessary approvals, including the approval of the Toronto Stock Exchange.  The Common Shares will not be subject to any hold or restricted period which extends beyond four months and one day after the Closing Date.

The offering described herein has not been registered under the U.S. Securities Act of 1933, as amended, and the securities may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of the securities, in any State in which such offer, solicitation or sale would be unlawful.

About MAG Silver Corp (www.magsilver.com)
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Peñoles are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on AMEX under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP
"Dan MacInnis"
President and CEO

For further information on behalf of MAG Silver Corp contact Gordon Neal, VP Corp. Development
Website: www.magsilver.com                Email: info@magsilver.com
Phone: (604) 630-1399                     Fax: (604) 484-4710
Toll free: (866) 630-1399

Neither the Toronto Stock Exchange nor the American Stock Exchange have reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.